

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 21, 2018

Carl C. Icahn
Chairman
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

> **Re: AmTrust Financial Services, Inc.**
> **PREC14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on May 17, 2018 by Barberry et al.**
> **File No. 001-33143**

Dear Mr. Icahn,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Preliminary Proxy Statement

Background of this Solicitation, page 1

1. Please refer to the representation reflecting the Icahn Participants' "intentions to vote against the Proposed Merger." Given that the purchases disclosed by the participants occurred after the record date, please revise to qualify the statement to indicate, if true, that votes intended to be cast would only be those derived from any proxy authority successfully solicited.

Proposal 1 – Proposal to Adopt the Agreement and Plan of Merger | Recommendation, page 2

2. We note the Icahn Participants' stated belief that they "do not believe that the proposed $13.50 per share properly reflects the value of the Company." Please provide us with, or disclose, the basis for this belief. Refer to Note b. of Rule 14a-9 and Exchange Act Release No. 16833 (May 23, 1980).

What is a quorum, page 4

3. The disclosure suggests that broker non-votes will exist notwithstanding their ineligibility to be counted in a contested solicitation. Please confirm for us that in a contested solicitation, a broker has no discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not, in the absence of having received voting instructions from a beneficial owner. Alternatively, please revise this section and any others to remove the implication broker non-votes will exist at all. Refer to Item 21(b) of Schedule 14A.

4. Notwithstanding the disclosure appearing on page 10 regarding the Icahn Participants' reliance upon Rule 14a-5, please advise us, with a view toward revised disclosure, how compliance with Item 21(b) has been (or will be) effectuated.

Form of Proxy

5. We noticed language stating the steps the proxy holders will take "[i]f no direction is made." Please revise to include the disclosure(s) required by Rule 14a-4(e).

6. Please conform the statement regarding the intended use of the discretionary authority available under Rule 14a-4(c)(3) to the disclosure standard codified in that provision. At present, the disclosure provided suggests that the right to use discretionary authority is absolute and simply includes the discretion to vote on all matters, even those known a reasonable time before the solicitation commenced.

        We remind you that the participant is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact me at (202) 551-3266 with any questions.

                                             Sincerely,

                                             /s/ Nicholas P. Panos

                                             Nicholas P. Panos
                                             Senior Special Counsel
                                             Office of Mergers & Acquisitions

cc: Andrew Langham, Esq.
        Icahn Enterprises L.P.